SPACEHAB, Inc.

12130 Highway 3, Bldg. 1

Webster, Texas 77598-1504 1.713.558.5000 fax: 1.713.558.5960 www.spacehab.com

February 13, 2008

Mr. Doug Jones
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

RE:	SPACEHAB, Incorporated
Form 10-K for the Year Ended June 30, 2007
Form 10-Q for the Period Ended September 30, 2007
File Number: 000-27206

Dear Mr. Jones:

                Please find the following information submitted in further response to your comment letter dated January 15, 2008, which references your letter of November 14, 2007, regarding the above filings.

Form 10-Q for the Period Ended September 30, 2007

Item 2, Management’s Discussion and Analysis, page 14

3.               In October 2007, we completed a tender offer for the exchange of $46,083,000 principle amount of the $52,944,000 in principle amount of our “Senior” notes (those notes described as the 5.5% notes due October 2010), $7,439,000 principle amount of the $10,306,000 in principle amount of our “Junior” notes (the remaining 8% notes are due October 2007), and $11,892,000 of Series B convertible preferred stock for common stock and new Series C convertible preferred stock. On November 22, 2007, we converted the convertible preferred stock into common stock in accordance with its terms.  We did not provide the accounting treatment of the transaction in our Form 10-K for fiscal year 2007; however, we provided a pro forma disclosure in our Form 10-Q for our first quarter of fiscal year 2008 ended September 30, 2007.

In our financial statements for the three months ended December 31, 2007, we will report the consummation of this transaction. The conversion of our Junior and Senior notes is recorded as an induced conversion of convertible debt in accordance with FAS 84 in two steps. The initial conversion recognizes the terms of the indenture, relieving the note payable liability and valuing the common stock in an equal amount. The second step recognizes the inducement, the Series C convertible preferred stock issued in addition to common stock at the date of the transaction, as a Debt Conversion Expense. The Series C convertible preferred stock is valued at the fair market value of the underlying common stock as of the date of the transaction. The Series C convertible preferred stock becomes common stock at its date of conversion which occurred in the same quarter.

The Series B convertible preferred stock included in the transaction is converted into common stock and Series C convertible preferred stock in accordance with the provisions of EITF D42. We recognized no Debt Conversion Expense upon the conversion; however, the Series C convertible preferred stock given in the exchange beyond the conversion terms of the Series B convertible preferred stock is recognized as a Deemed Dividend on Induced Conversion of Convertible Preferred Stock. This Deemed Dividend is subtracted from the net loss for the period in arriving at net loss attributable to common stock for computation of earnings per share.

As our accounting for this transaction as presented above differs from the pro forma presentation included in our Form 10-Q for the period ended September 30, 2007, we will refile the disclosure on Form 10-Q/A.

We trust that the above information and explanation is sufficient to respond to and answer the issues raised in your above referenced letter. If you require any additional explanation or supporting information, we, of course, will reply as fully and as expediently as possible.

                We recognize that the company is responsible for the adequacy and accuracy of the disclosures in our filings with the Securities and Exchange Commission. We further recognize that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Please direct any requests for further information or explanation to the undersigned.

Sincerely yours,

/s/Brian K. Harrington

Brian K. Harrington
Chief Financial Officer
713-558-5126